oerlikon

82-34643

Media release
Rule 12g3-2(b) File No. 82-5190

RECEIVED
2006 OCT 25 A 9:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Unaxis Holding

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, October 18, 2006 – In accordance with information provided by Merrill Lynch Capital Markets AG, Zurich, on October 17, 2006, Merrill Lynch Group held 714,220 registered shares of OC Oerlikon Corporation Ltd., Pfäffikon, as at October 11, 2006, which translates into 707,703 voting rights. This means that Merrill Lynch Group's share of voting rights in OC Oerlikon Corporation AG, Pfäffikon, came to 5.00% as at October 11, 2006.

In accordance with information provided by Merrill Lynch Capital Markets AG, Zurich, on October 17, 2006, Merrill Lynch Group has held 700,616 registered shares of OC Oerlikon Corporation Ltd., Pfäffikon, since October 13, 2006, which translates into 694,099 voting rights. This means that Merrill Lynch Group's share of voting rights in OC Oerlikon Corporation AG, Pfäffikon, now comes to 4.91%.

06017839

SUPPL

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

Group members:
- Merrill Lynch Investment Managers Ltd.
  33 King William Street
  London EC4R 9AS, United Kingdom
- Merrill Lynch Capital Markets AG
  Stockerhof, Stockerstrasse 20
  Postfach 773
  8039 Zurich, Switzerland
- Merrill Lynch, Pierce, Fenner & Smith
  4 World Financial Center
  250 Vesey Street
  New York, NY 10080, USA
- Merrill Lynch International
  2 King Edward Street
  London EC1A 1 HQ, United Kingdom

Said companies are subsidiaries of Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080, USA.

Nature of agreement: group reporting

Identity of representatives:
Merrill Lynch Capital Markets AG, Zurich
Simone Schenk, Tel. +41 44 297 75 90

dlw 10/31

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120

Telephone +41 58 360 96 96
Fax +41 58 360 91 96

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date October 16, 2006
Contact Andrea Struller

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon



Corporate Communications

Enclosure

- **Oerlikon announces definitive public tender offer price for Saurer Ltd. shares set at CHF 135 per share**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

Rule 12g3-2(b) File No. 82-5190

Oerlikon announces definitive public tender offer price for Saurer Ltd. shares set at CHF 135 per share

Pfäffikon SZ (Switzerland), October 16, 2006 – OC Oerlikon Corporation Ltd., Pfäffikon, Switzerland, ("Oerlikon"; security no. 81 682; ticker symbol: OERL) has for the last time increased the price of its public tender offer – pre-announced on September 6, 2006 – for all publicly held shares of Saurer Ltd. from CHF 116.50 to CHF 135 per share. "This represents the best possible offer to the shareholders of Saurer," says Thomas Limberger, CEO of Oerlikon.

Saurer Ltd. will publicly comment this offer tomorrow morning before the opening of the stock market. In accordance with the initial planning, the public tender offer will be published the day after tomorrow, Wednesday, October 18.

This media release is based on information currently available to management. The forward looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information please contact:

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

For the public tender offer mentioned in this press release the following offer restrictions apply.

United States of America

The offer is not being made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America, its territories and possessions, any State of the United States and the District of Columbia (the "United States"). This includes, but is not limited to, facsimile transmission, telex and telephones. Accordingly, copies of this document and any related offering documents are not being, and must not be, mailed or otherwise distributed or sent in or into the United States and so doing may invalidate any purported acceptance.

United Kingdom

The offer documents in connection with the offer are not for distribution to persons whose place of residence, seat or habitual abode is in the United Kingdom. This does not apply, however, to persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 in the United Kingdom or to whom it may otherwise lawfully be passed on (all such persons together being referred to as "Relevant Persons"). The offer documents in connection with the offer must not be acted on or relied on by persons whose place of residence, seat or habitual abode is in the United Kingdom and who are not Relevant Persons. In the United Kingdom any investment or investment activity to which the offer documents relate is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Australia, Canada and Japan

This offer is not addressed to shareholders of Saurer AG, whose place of residence, seat or habitual abode is in Australia, Canada or Japan (the "Excluded Shareholders"). The Excluded Shareholders may not accept this offer.

Other Jurisdictions

This offer is not, directly or indirectly, made in a country or jurisdiction in which such offer would be illegal, otherwise violate the applicable law or an ordinance or which would require OC Oerlikon Corporation Ltd., Pfäffikon to change the terms or conditions of the offer in any way, to submit an additional filing to, or perform additional actions in relation to, any governmental, regulatory or legal authority. It is not intended to extend the offer to any such country or such jurisdiction. Documents relating to the offer must neither be distributed in such countries or jurisdictions nor be sent to such countries or jurisdictions. Such documents must not be used for the purpose of soliciting the purchase of securities of Saurer AG by any person or entity from such countries or jurisdictions.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com